BRF S.A.

Publicly held Company

CNPJ No. 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING HELD ON MARCH 28, 2024

(Drawn up as a summary, as provided for in article 130, paragraph 1, of Law No. 6,404, of December 15, 1976)

1.               Date, Time and Place: Held on March 28, 2024, at 8:00 a.m., exclusively under virtual format, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 c/c article 5, paragraph 2, item I, of CVM Resolution No. 81/2022, having been considered to have been held, for all legal purposes, at the headquarters of BRF S.A. ("BRF" or "Company"), in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, as provided for in article 5, paragraph 3, of CVM Resolution No. 81/2022.

2.               Call Notice and Publications: The Meeting was convened in accordance with the notice published in the newspaper Valor Econômico (February 27, and 29 and March 1, 2024, on pages C07 A08, B06 and C08, respectively), in compliance with the provisions of article 124 of Law No. 6,404/1976 c/c article 289 of Law No. 6,404/1976, as amended by Law No. 13,818/2019. The publication of the Notice provided for in Article 133 of Law No. 6,404/1976 is waived, since the documents mentioned in said Article were published more than one month in advance of the date of the Ordinary General Meeting, as provided for in paragraph 5 of Article 133 of Law No. 6,404/1976. The Management Report, the Financial Statements and respective Explanatory Notes and the Independent Auditors' Report and the Fiscal Council's Opinion were published on February 27, 2024 in Valor Econômico newspaper (pages B9 to B20), in compliance with the provisions of article 133, paragraph 3, of Law No. 6,404/1976 c/c article 289 of Law No. 6,404/1976, as amended by Law No. 13,818/2019.

3.               Attendance: The works were installed with the presence of shareholders representing 74.95% (seventy-four point ninety-five percent) of the Company's voting capital stock for the Ordinary General Meeting and 75% (seventy-five percent) of the Company's voting capital stock for the Extraordinary General Meeting, as verified in the analytical maps prepared by the bookkeeping agent and the Company, pursuant to article 48, items I and II, of CVM Resolution No. 81/2022, and from the records of the electronic remote participation system made available by the Company, pursuant to Article 47 of CVM Resolution No. 81/2022. Thus, the existence of a legal quorum for the holding of the General Meeting was confirmed. Also present, in compliance with the provisions of Articles 134, § 1, and 164 of Law No. 6,404/1976, and in accordance with the provisions of Article 28, § 5, of CVM Resolution No. 81/2022: (i) the Chairman of the Board of Directors, Mr. Marcos Antonio Molina dos Santos; (ii) the member of the Fiscal Council, Mr. Attilio Guaspari; (iii) the Chief Financial and Investor Relations Officer, Mr. Fabio Luis Mendes Mariano; (iv) the Vice President of People, Sustainability and Digital, Mr. Alessandro Rosa Bonorino; and (v) the representative of Grant Thornton Auditores Independentes, Mr. Octavio Zampirollo Neto.

4.               Board: Chairman: Marcos Antonio Molina dos Santos; Secretary: Bruno Machado Ferla.

5.               Agenda: At the Ordinary General Meeting: (i) To take the Managements’ accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2023; (ii) To set the number of members to compose the Board of Directors; (iii) To elect the members of the Board of Directors, being necessary, pursuant to CVM Resolution No. 70/2022, the requirement of shareholders representing at least 5% (five percent) of the voting capital for the adoption of the multiple voting process; (iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors; (v) To set the annual global compensation of the Company's management for the fiscal year 2024; (vi) To elect the members of the Fiscal Council and their respective alternates; and (vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2024. At the Extraordinary General Meeting: (i) To amend Article 3 of the Company's Bylaws to include the activity of "provision of laboratory and technical analysis services to third parties" among those included in the Company's corporate purpose; (ii) To amend Article 5, caput, of the Company's Bylaws, in order to reflect the increase in the capital stock to R$ 13,653,417,953.36, divided into 1,682,473,246 common shares, resulting from the public offering of primary distribution of common shares carried out by the Company, according to the approvals made at the meetings of the Board of Directors held on 07.03.2023 and 07.13.2023; (iii) To amend Article 7, caput, of the Company's Bylaws, in order to increase the authorized capital limit to two billion, one hundred and three million (2,103,000,000) common shares; (iv) To amend Article 20, caput, of the Company's Bylaws, in order to establish that the Board of Directors shall be composed of at least seven (7) and at most ten (10) members; (v) Consolidate the Company's Bylaws with the amendments approved in the previous items; (vi) To examine, discuss and approve the terms and conditions of the instruments of protocol and justification of the incorporations of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP") and PSA Laboratório Veterinário Ltda. ("PSA" and, together with VIP, "Companies"), Companies that, directly and indirectly, have BRF as their sole partner, by the Company ("Incorporations"), entered into by the Company's managers and the Companies ("Protocols"); (vii) Ratify the appointment of Grant Thornton Auditores Independentes Ltda. (CNPJ No. 10.830.108/0001-65) as the specialized company responsible for the preparation of the appraisal reports of the shareholders' equity of the Companies, at book value ("Appraisal Reports"); (viii) Analyze and approve the Appraisal Reports; (ix) Approve the

Incorporations, with the consequent extinction of the Companies, under the terms and conditions established in the Protocols; and (x) Authorize the Company's management to perform any and all acts necessary for the implementation of the Incorporations.

6.               Preliminary Procedures: Before starting the work, the Secretary of the Meeting provided clarifications on the operation of the electronic participation system made available by the Company and the form of manifestation of the shareholders at the Meeting, as well as informed that (i) the proceedings of the Meeting would be recorded, and the copy of such recording will be filed at the Company's headquarters; (ii) any new documents presented during the Meeting, which have not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for participation in the Meeting allowed shareholders to express their views on the topics on the agenda and to communicate with each other and with the Board. The Secretary also informed that if any of the shareholders present had submitted a statement of vote by sending a distance voting form and modified their vote at this Meeting, the guidelines received through the distance voting form would be disregarded, as provided for in article 28, paragraph 2, item II, of CVM Resolution No. 81/2022. Finally, the shareholders waived the need to read the synthetic Voting Map consolidating the information contained in the analytical voting maps provided by the bookkeeping agent and by the Company itself, since such document was disclosed to the market by the Company on March 27, 2024, and the Secretary informed that all shareholders could have access to said Voting Map, including during the Assembly.

7.       Deliberations Approved:

7.1.       Initially, it was approved, by unanimity of the votes of the shareholders present, the drafting of the minutes of this Meeting in the form of a summary of the facts that occurred, containing the transcription only of the resolutions taken, and its publication with the omission of the signatures of the shareholders, as provided for in paragraphs 1 and 2 of article 130 of Law No. 6,404/1976.

7.2.       At the Ordinary General Meeting

7.2.1. Approved, without reservations, by a majority vote of the shareholders present, with 1,136,586,971 votes in favour (representing 90.90% of the votes), 36,082 votes against (representing 0.003% of the votes), and 113,788,876 abstentions (representing 9.10% of the votes), the management accounts and the Company's financial statements for the fiscal year ended December 31, 2023, together with the management report, the explanatory notes, the independent auditors' report, the opinion of the Fiscal Council, the summary annual report of the Audit and Integrity Committee and the Management's comments on the Company's financial condition.

7.2.2. Approved, by majority vote of the shareholders present, with 1,247,886,474 votes in favor (representing 99.80%% of the votes), 76,086 votes against (representing

0.01% of the votes) and 2,449,369 abstentions (representing 0.20% of the votes), the establishment of the number of nine (9) members to compose the Company's Board of Directors for the term of office to begin after the holding of this Meeting.

7.2.3. Since the adoption of the multiple voting process was not requested by shareholders who had a quorum equal to or greater than 5% (five percent) of the voting capital, the general election process of the other members of the Board of Directors was carried out by the majority voting system by slate.

7.2.3.1. After the voting, the following members of the Company's Board of Directors were elected by the majority voting system by slate, with a term of office until the Company's Ordinary General Meeting to be held in 2026: (i) Marcos Antonio Molina dos Santos, Brazilian, married, businessman, holder of Identity Card RG No. 19.252.134 SSP/SP, registered with the CPF/MF under No. 102.174.668-18, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (ii) Marcia Aparecida Pascoal Marçal dos Santos, Brazilian, married, businesswoman, holder of Identity Card RG No. 33.647.816-1 SSP/SP, registered with the CPF/MF under No. 182.070.698-21, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (iii) Sérgio Agapito Lires Rial, Brazilian, single, economist, holder of identity card RG No. 04.621.473-0 IFP/RJ, registered with the CPF/MF under No. 595.644.157-72, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (iv) Marcos Fernando Marçal dos Santos, Brazilian, single, administrator, holder of identity card RG No. 36740929 SSP/SP, registered with the CPF/MF under No. 387.480.1 38-11, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (v) Flávia Maria Bittencourt, Brazilian, in a stable union, chemical engineer, holder of the Identity Card RG No. 09.846.794-7 DETRAN/RJ, registered with the CPF/MF under No. 011.971.887-11, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (vi) Pedro de Camargo Neto, Brazilian, married, civil engineer, registered with the CPF/MF under No. 297.279.878-34, holder of Identity Card No. 3.806.848-5, issued by the SSP/SP, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (vii) Augusto Marques da Cruz Filho, Brazilian, married, economist, holder of Identity Card No. 5.761.837-9 SSP/SP, registered with the CPF/MF under No. 688.369.968-68, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (viii) Eduardo Augusto Rocha Pocetti, Brazilian, married, accountant, holder of Identity Card RG No. 5.610.378-5 SSP/SP, registered with the CPF/MF under No. 837.465.368-04, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; and (ix) Márcio Hamilton Ferreira, Brazilian, married, administrator, holder of identity card RG No. 089497762 IFPRJ, registered with the CPF/MF under No. 457923.641-68, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP,

CEP 04794-000. It was recorded that the above slate received 1,180,271,090 votes in favor (representing 94.39% of the votes), 67,138,604 votes against (representing 5.37% of the votes) and 3,002,235 abstentions (representing 0.24% of the votes).

7.2.3.2. The Voting Map, with the indication of the shareholders who participated in the election by the majority voting system per slate, as well as the number of votes received by the nominated slate and the abstentions cast, will be filed at the Company's headquarters.

7.2.3.3. It is on record that Messrs. Flávia Maria Bittencourt, Pedro de Camargo Neto, Augusto Marques da Cruz Filho and Eduardo Augusto Rocha Pocetti declared that they meet the requirements set forth in the Company's Bylaws, in the Novo Mercado Listing Regulations of B3 S.A. – Brasil, Bolsa, Balcão and in Article 6 of Exhibit K to CVM Resolution No. 80/2022 to be qualified as Independent Directors.

7.2.3.4. The shareholders were informed that the directors elected at this Meeting are in a position to sign, without any reservation, the declaration mentioned in article 147, paragraph 4, of Law No. 6,404/76, as well as that the investiture of the directors elected herein is subject to: (i) the signing of the term of office, drawn up in the Company's own book; and (ii) the effective signature of the aforementioned declaration.

7.2.4.       Approved, by majority vote of the shareholders present, with 1,181,788,344 votes in favour (representing 94.51% of the votes), 66,189,248 votes against (representing 5.29% of the votes), and 2,434,337 abstentions (representing 0.19% of the votes), the election of the Mr. Marcos Antonio Molina dos Santos and Mrs. Marcia Aparecida Pascoal Marçal dos Santos, qualified above, as, respectively, Chairman and Vice-Chairman of the Board of Directors.

7.2.5. Approved, by majority vote of the shareholders present, with 1.060.497.404 votes in favor (representing 84.81% of the votes), 96,023,446 votes against (representing 7.68% of the votes) and 93,891,059 abstentions (representing 7.51% of the votes), the setting of the annual global compensation for the year 2024 for the members of the Board of Directors and the Executive Board in the amount of up to R$124,100,000.00 (one hundred and twenty-four million and one hundred thousand reais), which covers the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits), benefits motivated by the termination of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Grant Plan and Restricted Stock Grant Plan. It should be noted that the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ has requested that the Company disclose the components of the overall management remuneration in a more detailed and complete manner, justifying the most significant variations and the targets linked to bonuses, especially ASG targets.

       7.2.6. Approved the election of the effective and alternate members of the Fiscal Council, with a term of office until the Ordinary General Meeting to be held in fiscal year 2025: (i) as a full member, Mr. Marco Antônio Peixoto Simões Velozo, Brazilian, divorced, economist and accountant, registered with the CPF/MF under No. 942.753.277-72 and with the CRC/RJ under No. 093.788/O-6, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25º Andar, São Paulo – SP, CEP 04794-000, and, as his deputy, Mr. Attílio Guaspari, Brazilian, married, engineer, registered with the CPF/MF under No. 610.204.868-72, holder of Identity Card No. 2.816.288, issued by the SSP/SP, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25º Andar, São Paulo – SP, CEP 04794-000, and such candidates received 1,247,926,269 votes in favour (representing 99.80% of the votes); (ii) as a full member, Mr. Ricardo Florence dos Santos, Brazilian, married, chemical engineer and administrator, holder of identity card RG nº 6231779 SSP/SP , subscribed to the CPF/MF under No. 812,578.998-72, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25º Andar, São Paulo – SP, CEP 04794-000, and, as his deputy, Mr. Antonio Mathias Nogueira Moreira, Brazilian married, financial manager, holder of identity card RG nº 05064851-96 SSP/BA, subscribed to the CPF/MF under No. 906.527.465-00, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25º Andar, São Paulo – SP, CEP 04794-000, and such candidates received 1,247,925,388 votes in favour (representing 99.80% of the votes); (iii) as a full member, Mr. Alexandre Eduardo De Melo, Brazilian married, administrator, holder of the identity card RG nº 256630690 SSP/SP, subscribed to the CPF/MF under No. 261.179.768-44, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25º Andar, São Paulo – SP, CEP 04794-000, and, as his deputy, Mr. José Luiz de Souza Gurgel, Brazilian married, economist and accountant, holder of the identity card RG nº 70397831 DETRAN/RJ, subscribed to the CPF/MF under No. 918.587.207-53, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25º Andar, São Paulo – SP, CEP 04794-000, and such candidates received 1,247,921,685 votes in favour (representing 99.80% of the votes). It is hereby recorded that the members elected to the Fiscal Council were the only candidates presented for the election held at this General Meeting.

7.2.6.1. The shareholders were informed that the fiscal councilors elected at this Meeting are in a position to sign, without reservations, the declaration mentioned in Article 147, paragraph 4, of Law No. 6,404/1976, as well as that the investiture of the elected fiscal councilors is subject to: (i) signing the term of office, drawn up in the Company's own book; and (ii) effective signature of the above-mentioned declaration.

7.2.7. Approved, by majority vote of the shareholders present, with 1,245,679,548 votes in favour (representing 99.62% of the votes), 1.747.949 votes against (representing 0.14% of the votes), and 2.984.432 abstentions (representing 0.24% of the votes), the determination of the compensation of the effective members of the Company's Fiscal Council for the fiscal year 2024 in an amount corresponding to 10% (ten percent) of the average amount of compensation attributed to the Company's

Executive Officers (not including benefits, representation amounts and profit sharing), pursuant to paragraph 3 of article 162 of Law No. 6,404/1976.

7.3.       At an Extraordinary General Meeting

7.3.1. Approved, by a majority vote of the shareholders present, (a) with 1,248,882,816 votes in favor (representing 99.80% of the votes), 47,422 votes against (representing 0.004% of the votes) and 2,454,383 abstentions (representing 0.20% of the votes), the amendment to article 3 of the Bylaws; (b) with 1,248,826,953 votes in favor (representing 99.80% of the votes), 126,389 votes against (representing 0.01% of the votes) and 2,431,279 abstentions (representing 0.19% of the votes), the amendment to article 5, caput, of the Bylaws; (c) with 1,248,390,804 votes in favor (representing 99.76% of the votes), 561,835 votes against (representing 0.04% of the votes) and 2,431,982 abstentions (representing 0.19% of the votes), the amendment to article 7, caput, of the Bylaws; (d) with 1,248,887,424 votes in favor (representing 99.80% of the votes), 60,043 votes against (representing 0.005% of the votes) and 2,437,154 abstentions (representing 0.19% of the votes), the amendment Article 20, Caput, of the Bylaws, under the terms of the Management Proposal disclosed to the market. In view of this, the aforementioned statutory provisions are hereby amended to read as follows:

"Article 3. The Company's main corporate purpose is the exercise of the following activities, in Brazil or abroad:

(...)

(xv) provision of administrative services to third parties; and

(xvi) provision of laboratory and technical analysis services to third parties.

(...)

Article 5. The Company's capital stock is R$13,653,417,953.36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid-in, divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares. all nominative and without nominal value.

(...)

Article 7. The Company is authorized to increase its capital stock, regardless of any amendment to the bylaws, until the number of shares into which the capital stock is divided becomes 2,103,000,000 (two billion, one hundred and three million) common shares, by resolution of the Board of Directors.

(...)

Article 20. The Board of Directors is composed of at least seven (7) and at most ten (10) sitting members, all elected and removed by the

Shareholders' Meeting, with a unified term of office of two (2) years, with reelection permitted."

7.3.2. The consolidation of the Company's Bylaws was approved by a majority vote of the shareholders present, with 1,248,636,278 votes in favor (representing 99.78% of the votes), 310,993 votes against (representing 0.02% of the votes) and 2,437,350 abstentions (representing 0.19% of the votes), which shall come into force with the wording that integrates these Minutes as its Exhibit I.

7.3.3. Approved, by majority vote of the shareholders present, with 1,248,625,648 votes in favor (representing 99.78% of the votes), 308,385 votes against (representing 0.02% of the votes) and 2,450,588 abstentions (representing 0.20% of the votes), the terms and conditions of the instruments of protocol and justification of the incorporations of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP") and PSA Laboratório Veterinário Ltda. ("PSA" and, together with VIP, "Incorporated Companies"), which, directly and indirectly, have BRF as the sole shareholder, through the Company ("Incorporations"), entered into by the Company's management and the incorporated Companies ("Protocols"), as per Exhibit II and Exhibit III to these minutes.

7.3.4. Approved, by majority vote of the shareholders present, with 1,248,650,368 votes in favor (representing 99.78% of the votes), 304,452 votes against (representing 0.02% of the votes) and 2,429,801 abstentions (representing 0.19% of the votes), the ratification of the appointment and hiring of Grant Thornton Auditores Independentes Ltda., registered with the CNPJ under No. 10.830.108/0001-65 and with the CRC/SP under No. 2SP-025.583/O-1, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 105, São Paulo/SP, represented by Mr. Octavio Zampirollo Neto, accountant, registered with the CRC/SP under No. 1SP-289.095/O-3 ("Appraisal Company"), as a specialized company responsible for the preparation of Appraisal Reports at book value of the incorporated Companies ("Appraisal Reports").

7.3.5. Approved, by majority vote of the shareholders present, with 1.248.645.718 votes in favor (representing 99.78% of the votes), 298,868 votes against (representing 0.02% of the votes) and 2,440,035 abstentions (representing 0.19% of the votes), the Appraisal Reports prepared by the Appraisal Company, which are part of the Protocols in the form of the respective Exhibits A.

7.3.6. Approved, by majority vote of the shareholders present, with 1,248,637,309 votes in favor (representing 99.78% of the votes), 309,796 votes against (representing 0.02% of the votes) and 2,437,516 abstentions (representing 0.19% of the votes), the Incorporations, with the consequent extinction of the Acquired Companies, under the terms and conditions established in the Protocols. It is hereby stated that, under the terms of the Protocols, the Incorporations will not result in a capital increase or the issuance of new shares by the Company, since the Company holds, directly or indirectly, the entire capital stock of the incorporated Companies. Consequently, the Incorporations will also not entail the need for any change in the Company's Bylaws.

7.3.7. Approved, by majority vote of the shareholders present, with 1,248,895,100 votes in favor (representing 99.80% of the votes), 46,491 votes against (representing 0.004% of the votes) and 2,443,030 abstentions (representing 0.20% of the votes), the authorization for the Company's management to perform all acts necessary for the implementation of the Incorporations and the ratification of all acts carried out.

8.       Remote Voting: The Company registers the receipt of distance voting forms for this Shareholders' Meeting, which were duly computed as stated in the voting maps prepared by the bookkeeping agent and by the Company itself, pursuant to article 48, items I and II, of CVM Resolution No. 81/2022, and such voting maps are filed at the Company's headquarters.

9.       Documents Filed with the Company: (i) Call Notice; (ii) Financial Statements for the fiscal year ended December 31, 2023, together with the management's report, the explanatory notes, the independent auditors' report, the opinion of the Fiscal Council, the summary annual report of the Audit and Integrity Committee and the Management's comments on the Company's financial condition; (iii) Power of attorney instruments and representation documents submitted by the shareholders present; and (iv) Voting maps prepared by the bookkeeping agent and by the Company itself.

10.       Closure: As there was nothing further to discuss, the work for the drafting of the Minutes containing the summary of the facts occurred was suspended, which, after being approved, was signed by the members of the Board, and the shareholders who participated in this Meeting through the electronic system made available by the Company had their presence recorded by the members of the Board and are considered to be subscribers of said minutes pursuant to article 47, paragraphs 1 and 2, of CVM Resolution No. 81/2022.

Itajaí (SC), March 28, 2024.

Steering board:

Marcos Antonio Molina dos Santos President	Bruno Machado Ferla Secretary

Shareholders Present:

BRF - OGM 03/28/2024

ADR

Representante: Livia Beatriz Silva do Prado (CPF: 000.002.924-27)

Representante de: the Bank of New York ADR Department

BRF Previdência

Representante: Mateus Boeira Garcia 018.134.240-55 (CPF: 018.134.240-55)

Representante de: Plano Beneficios II; Plano de Beneficios Faf; e Plano de Beneficios III

O3 Master FIA

Representantes: Heraldo Geres (CPF: 119.691.688-89); Maurício Manfredini (CPF: 144.082.808-36); e Ricardo Araújo Rocha (CPF: 020.990.844-08)

Representante de: O3 Master FIA

Marfrig Global Foods S.A.

Representantes: Heraldo Geres (CPF: 119.691.688-89); Mauricio Manfredini (CPF: 144.082.808-36); e Ricardo Araujo Rocha (CPF: 020.990.844-08)

Representante de: Marfrig Global Foods S.A

Caixa de Previdência dos Funcionários do Banco do Brasil - Previ

Representantes: Carla Esteves de Andrade (CPF: 078.831.977-97); Claudia Pessoa Lorenzoni (CPF: 000.000.300-16); e Laura Maria Ferreira Malaguti (CPF: 000.001.378-42)

Representante de: Caixa de Previd.dos Func.do Banco do Brasil; Plano de Beneficios 1; e Plano de Beneficios 2

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BVD Escriturador

Acadian Emerging Markets Small Cap Equity Fund LLC; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Heart Association, Inc.; Ataulfo LLC; Aviva I Investment Funds Icvc - Aviva I International I T F; Barclays Multi-manager Fund Public Limited Company; Blackrock Balanced Capital Fund, Inc.; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Bnym Mellon CF SL Acwi Ex-u.S.Imi Fund; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; Caisse de Depot ET Placement DU Quebec; Canada Pension Plan Investment Board; CC and L Q 140-40 Fund; Ccl Multi-strategy Fund; Ccl Q Global Small Cap Equity Fund; Ccl Q International Small Cap Equity Fund; Ccl Q Market Neutral Fund; Ccl Q US Equity Extension Fund; Ccl U.S. Q Market Neutral Onshore Fund II; CF Diverse Equity Opportunities, LLC; Chang Hwa CO

Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; Cohen Steers Collective Investment Trust; Cohen Steers Inc.; Cohen Steers Real Assets Fund, Inc; Cohen Steers Sicav; College Retirement Equities Fund; Commonwealth Global Share Fund 30; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Dimensional Emerging Core Equity Market ETF of Dim; Dimensional Emerging Mkts Value Fund; Dws Invest Esg Global Emerging Markets Equities; Earnest Institutional LLC; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Management; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Small Capit Equity Index Non-lendable Fund; Emerging Markets Small Capitalization Equity Index Fund; Emerging Markets Small Capitalization Equity Index Fund B; Employees Ret System of the State of Hawaii; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Ewp PA Fund, Ltd.; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; First Trust Brazil Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Fundamental Low V I e M Equity; General Organisation for Social Insurance; Global All Cap Alpha Tilts Fund; Global Alpha Tilts Esg Non-lendable Fund B; Global Alpha Tilts Fund B; Hartford Healthcare Corporation Defined Benefit Master Trust; Hartford Healthcare Endowment LLC; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; International Monetary Fund; Invesco Dwa Emerging Markets Momentum ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Brazil Small Cap ETF; Ishares Msci Emerging Markets Small Cap ETF; Ishares Msci Global Agriculture Producers ETF; Ishares Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; John Hancock Funds II Emerging Markets Fund; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Emerging Markets Value Trust; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal General U. ETF P. Limited Company; Liontrust Investment Funds I - Liontrust Latin America Fund; Los Angeles County Employees Ret Association; Mackenzie Maximum Diversification Emerging Markets Index ETF; Managed Pension Funds Limited; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Msci Acwi Ex-u.S. Imi Index Fund B2; National Council for Social Security Fund; Norges Bank; Northern Trust Collective Eafe Small Cap Index Fund-non Lend; Northern Trust Collective Emerging Markets EX Chin; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Parametric Tmemc Fund, LP; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Qsuper; Russell Investment Company Public Limited Company; Schwab Emerging Markets Equity ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Shell TR (berm) Ltd as TR O Shell OV Con P F; Southern Cal ED C N F Q C DC MT S ON P VD N G; Spartan Group Trust for Employee Benefit Plans: SP; Spp Emerging Markets Sri; Ssga Spdr Etfs Europe I Plc; Ssgatc I. F. F. T. e. R. P. S. S. M. e. M. S. C. I. S. L.F.; ST ST Msci Emerging Mkt Small CI Non Lending Common Trt Fund; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of California Master Trust; State of

New Mexico State Inv. Council; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Ireland Unit Trust; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Pggm Depositary; Stichting Shell Pensioenfonds; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Board of.A.C.e.R.S.Los Angeles,california; the Emerging M.S. of the Dfa I.T.CO.; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Monetary Authority of Singapore; the Regents of the University of California; Universal Invest Luxembourg SA ON Behalf of Univest; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Storebrand Indeks Alle Markeder; Washington State Investment Board; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; e Xtrackers (ie) Public Limited Company

BRF – EGM 03/28/2024

ADR

Representante: Livia Beatriz Silva do Prado (CPF: 000.002.924-27)

Representante de: the Bank of New York ADR Department

BRF Previdência

Representante: Mateus Boeira Garcia 018.134.240-55 (CPF: 018.134.240-55)

Representante de: Plano Beneficios II; Plano de Beneficios Faf; e Plano de Beneficios III

O3 Master FIA

Representantes: Heraldo Geres (CPF: 119.691.688-89); Maurício Manfredini (CPF: 144.082.808-36); e Ricardo Araújo Rocha (CPF: 020.990.844-08)

Representante de: O3 Master FIA

Marfrig Global Foods S.A.

Representantes: Heraldo Geres (CPF: 119.691.688-89); Mauricio Manfredini (CPF: 144.082.808-36); e Ricardo Araujo Rocha (CPF: 020.990.844-08)

Representante de: Marfrig Global Foods S.A

Caixa de Previdência dos Funcionários do Banco do Brasil - Previ

Representantes: Carla Esteves de Andrade (CPF: 078.831.977-97); Claudia Pessoa Lorenzoni (CPF: 000.000.300-16); e Laura Maria Ferreira Malaguti (CPF: 000.001.378-42)

Representante de: Caixa de Previd.dos Func.do Banco do Brasil; Plano de Beneficios 1; e Plano de Beneficios 2

BVD Direto

Arx Income Icatu Previdência FIM; Arx Income Master Fundo de Investimento em Ações; Arx Income Previdência Master Fundo de Investimento em Ações; Arx Long Term Master FIA; Bruno Machado Ferla; Clube de Investimento dos Empregados da Vale Investvale; Concordia Phoenix Fundo de Investimento Multimercado Crédito; FP Arx

Total Return Fundo de Investimento em Ações; Kapitalo Alpha Global Master FIM; Kapitalo K10 Master Fundo de Investimento Multimercado; Kapitalo K10 Previdncia II Master Fundo de Investimento Mult; Kapitalo Kappa Previdncia II Master Fundo de Investimento MU; Kapitalo Master I Fundo de Investimento Multimercado; Kapitalo Master II Fundo de Investimento Multimercado; Kapitalo Master V FI Multimercado; Kapitalo Sigma LLC - Bem - Distribuidora de Titulos e Valore; Kapitalo Tarkus Master FI em Ações; Kapitalo Zeta Master Fundo de Investimento em Ações; LG Event Driven Master Plus FIM Investimento no Exterior; Manoel Reinaldo Manzano Martins Junior; e Modena Institucional Fundo de Investimento de Ações

BVD Escriturador

Acadian Emerging Markets Small Cap Equity Fund LLC; Alaska Permanent Fund; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Heart Association, Inc.; Ataulfo LLC; Aviva I Investment Funds Icvc - Aviva I International I T F; Barclays Multi-manager Fund Public Limited Company; Blackrock Balanced Capital Fund, Inc.; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Bnym Mellon CF SL Acwi Ex-u.S.Imi Fund; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California State Teachers Retirement System; Canada Pension Plan Investment Board; CC and L Q 140-40 Fund; Ccl Multi-strategy Fund; Ccl Q Global Small Cap Equity Fund; Ccl Q International Small Cap Equity Fund; Ccl Q Market Neutral Fund; Ccl Q US Equity Extension Fund; Ccl U.S. Q Market Neutral Onshore Fund II; CF Diverse Equity Opportunities, LLC; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; Cohen Steers Collective Investment Trust; Cohen Steers Inc.; Cohen Steers Real Assets Fund, Inc; Cohen Steers Sicav; College Retirement Equities Fund; Commonwealth Global Share Fund 30; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Dimensional Emerging Core Equity Market ETF of Dim; Dimensional Emerging Mkts Value Fund; Dws Invest Esg Global Emerging Markets Equities; Earnest Institutional LLC; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Management; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Small Capit Equity Index Non-lendable Fund; Emerging Markets Small Capitalization Equity Index Fund; Emerging Markets Small Capitalization Equity Index Fund B; Employees Ret System of the State of Hawaii; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Ewp PA Fund, Ltd.; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; First Trust Brazil Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Fundamental Low V I e M Equity; General Organisation for Social Insurance; Global All Cap Alpha Tilts Fund; Global Alpha Tilts Esg Non-lendable Fund B; Global Alpha Tilts Fund B; Hartford Healthcare Corporation Defined Benefit Master Trust; Hartford Healthcare Endowment LLC; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; International Monetary Fund; Invesco Dwa Emerging Markets Momentum ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Brazil Small Cap ETF; Ishares Msci Emerging Markets Small Cap ETF; Ishares Msci Global Agriculture Producers ETF; Ishares Public Limited Company; Ivesco Ftse Rafi Emerging

Markets ETF; John Hancock Funds II Emerging Markets Fund; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Emerging Markets Value Trust; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal General U. ETF P. Limited Company; Liontrust Investment Funds I - Liontrust Latin America Fund; Los Angeles County Employees Ret Association; Mackenzie Maximum Diversification Emerging Markets Index ETF; Managed Pension Funds Limited; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Msci Acwi Ex-u.S. Imi Index Fund B2; National Council for Social Security Fund; Norges Bank; Northern Trust Collective Eafe Small Cap Index Fund-non Lend; Northern Trust Collective Emerging Markets EX Chin; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Parametric Tmemc Fund, LP; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Qsuper; Russell Investment Company Public Limited Company; Schwab Emerging Markets Equity ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Shell TR (berm) Ltd as TR O Shell OV Con P F; Southern Cal ED C N F Q C DC MT S ON P VD N G; Spartan Group Trust for Employee Benefit Plans: SP; Spp Emerging Markets Sri; Ssga Spdr Etfs Europe I Plc; Ssgatc I. F. F. T. e. R. P. S. S. M. e. M. S. C. I. S. L.F.; ST ST Msci Emerging Mkt Small CI Non Lending Common Trt Fund; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of California Master Trust; State of New Mexico State Inv. Council; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Ireland Unit Trust; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Pggm Depositary; Stichting Shell Pensioenfonds; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Board of.A.C.e.R.S.Los Angeles,california; the Emerging M.S. of the Dfa I.T.CO.; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Monetary Authority of Singapore; the Regents of the University of California; Universal Invest Luxembourg SA ON Behalf of Univest; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Storebrand Indeks Alle Markeder; Washington State Investment Board; West Yorkshire Pension Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; e Xtrackers (ie) Public Limited Company

Exhibit I to the Minutes of the Ordinary and Extraordinary General Meeting of BRF S.A. held on March 28, 2024.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

BYLAWS

I.        NAME, HEADQUARTERS, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. ("Company") is a publicly held company, which is governed by these Bylaws, by Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and by other applicable laws and regulations.

Paragraph 1 - With the Company's entry into the special listing segment called Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, managers and members of the Fiscal Council, when installed, are subject to the provisions of the Regulations of the B3's Novo Mercado ("Novo Mercado Regulation").

Paragraph 2 - The provisions of the Novo Mercado Regulation shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of the public offerings provided for in these Bylaws.

Article 2. The Company has its headquarters and jurisdiction in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, CEP 88.301-600, and may establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. The Company's main corporate purpose is the exercise of the following activities, in Brazil or abroad:

(i)	the industrialization, commercialization, retail and wholesale, and exploitation of food in general, especially animal protein derivatives and food products that use the cold chain as support and distribution;

(ii)	the industrialization and commercialization of animal feed, nutrients and feed supplements;

(iii)	the provision of food services in general;

(iv)	the industrialization, refining and marketing of vegetable oils, fats and dairy products;

(v)	the exploration, conservation, storage, silage and marketing of grains, their derivatives and by-products;

(vi)	the retail and wholesale marketing of consumer and production goods, including the sale of equipment and vehicles for the development of its logistics activity;

(vii)	the export and import of production and consumer goods;

(viii)	the provision of transport, logistics and distribution services for cargo and food in general;

(ix)	participation in other societies, aiming at the broadest achievement of social purposes;

(x)	participation in projects necessary for the operation of the Company's business;

(xi)	industrialization, own or on demand, marketing, export and import of pharmochemical products derived from animal slaughter;

(xii)manufacture	and marketing of organic chemicals derived from animal slaughter;

(xiii)                  manufacture, distribution and export of pharmaceutical inputs derived from animal slaughter;

(xiv)                  intermediation and agency of services and business in general, except real estate;

(xv)                   provision of administrative services to third parties; and

(xvi)                  provision of laboratory analysis and technical services to third parties.

Sole Paragraph - The Company may also carry out, by itself or through the hiring of third parties, activities to support the core activities listed in Article 3 above, such as:

(i)	auxiliary administrative, technical or operational support activities aimed at creating conditions for the best exercise of its main activities;

(ii)	cargo transportation in general;

(iii)	storage and storage services of products and other related services;

(iv)	activities of promotion and replenishment of its products in retail and in points of exhibition and sale to the final consumer, including the necessary support to customers that allows the packaging and visualization of the products;

(v)	services of receipt and allocation of raw material to be used in production;

(vi)	repair, maintenance and upkeep services of machinery and vehicles;

(vii)the	promotion of activities, programs, technical assistance and promotion aimed at national agricultural development;

(viii)	the industrialization, operation and commercialization of packaging of any kind;

(ix)	the exploitation and rearing of animals in general;

(x)	the trading of commodities in general;

(xi)	research and development of production techniques and improvement of the Company's genetic matrices;

(xii)the	activities of reforestation, extraction, industrialization and commercialization of wood;

(xiii)	the sale of movable and immovable assets, including machinery, equipment and vehicles, of fixed assets, to meet the activities included in the Company's corporate purpose described in this article; and

(xiv)	Fuel supply services for its own fleet or for third-party service providers, especially freight, transport, logistics and distribution.

Article 4. The duration of the Company is indefinite.

II.        SHARE CAPITAL

Article 5. The Company's capital stock is R$13,653,417,953,36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid-in divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value.

Paragraph 1 - The Company may not issue preferred shares or beneficial shares.

Paragraph 2 - The shares issued by the Company are indivisible and each common share entitles one vote to the resolutions of the Shareholders' Meetings.

Article 6. All shares issued by the Company are book-entry and, as resolved by the Board of Directors, held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM"), on behalf of their holders.

Sole Paragraph. The cost of transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly to the shareholder by the book-entry institution, as may be defined in the book-entry agreement.

Article 7. The Company is authorized to increase its capital stock, regardless of any amendment to the bylaws, until the number of shares into which the capital stock is divided becomes 2,103,000,000 (two billion and one hundred and three million) common shares, by resolution of the Board of Directors.

Paragraph 1 - In the event provided for in the caput of this Article, it shall be incumbent upon the Board of Directors to set the issue price and the number of shares to be issued, as well as the term and conditions for payment.

Paragraph 2 - Within the limit of the authorized capital, the Board of Directors may also: (i) resolve on the issuance of subscription bonuses; (ii) in accordance with the plan approved by the Shareholders' Meeting, grant stock options, without the shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve an increase in the capital stock through the capitalization of profits or reserves, with or without bonus shares; and (iv) resolve on the issuance of debentures convertible into shares.

Article 8.At the discretion of the Board of Directors or the Shareholders' Meeting, the preemptive rights of shareholders may be excluded or reduced in any issuance of shares, debentures convertible into shares and subscription bonuses, the placement of which is made through sale on the stock exchange, public subscription or exchange for shares in a public offer for the acquisition of control as provided by law and these Bylaws.

Article 9. The shareholder's delay in the payment of the subscribed capital will result in the charging of interest of 1% (one percent) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index – IGP-M, published by the Getúlio Vargas Foundation – FGV, or another index that reflects the real loss of the currency's purchasing power in the period. at the discretion of the Company's Board of Directors, at the shortest legally applicable periodicity, and a fine of ten percent (10%) of the amount of the obligation, without prejudice to other applicable legal sanctions.

Article 10. By resolution of the Shareholders' Meeting, by virtue of a proposal by the Board of Directors, the Company's capital stock may be increased in accordance with the hypotheses provided for by law, provided that in cases of capitalization of profits or reserves, the issuance of new shares corresponding to the increase, among its shareholders, in proportion to the number of shares they hold, is optional.

III.        GENERAL SHAREHOLDER’S MEETING

Article 11. The Shareholders' Meeting, convened and installed in accordance with the law and these Bylaws, shall meet ordinarily within the first four (4) months after the end of the fiscal year and, extraordinarily, whenever corporate interests and matters require resolution by the shareholders

Article 12. The Shareholders' Meeting shall be convened by the Board of Directors by resolution of the majority of its members or, in the cases provided for in these Bylaws and in the Sole Paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all shareholders, the materials and documents necessary for the analysis of the matters contained in the Agenda, except in the cases in which the law or regulations in force require their availability within a longer period.

Article 13. The Shareholders' Meeting shall be convened, on first call, with the presence of shareholders representing at least twenty-five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph 1 - The Extraordinary General Meeting whose purpose is to amend these Bylaws shall be convened, on first call, with the presence of shareholders representing at least 2/3 (two-thirds) of the capital stock but may be convened on second call with any number of attendees.

Paragraph 2 - Except for the exceptions provided for in the applicable regulations, the first call of the Shareholders' Meeting shall be made at least thirty (30) days in advance and the second call shall be made at least eight (8) days in advance.

Paragraph 3 - The work of the Shareholders' Meeting shall be chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman. In the event of the absence or temporary impediment of the Chairman and Vice-Chairman of the Board of Directors, the General Meeting shall be chaired by a member of the Board of Directors specially appointed by the Chairman of the Board of Directors. The Chairman of the Board shall appoint one or more Secretaries to the General Assembly.

Article 14. The resolutions at the General Meeting, except for the exceptions provided for by law and in these Bylaws, shall be taken by an absolute majority of votes of those present, and blank votes shall not be counted.

Paragraph 1 - The Shareholders' Meeting may only deliberate on matters on the agenda contained in the respective call notice, except for the exceptions provided for in the Brazilian Corporation Law, and the inclusion of the item "other matters" or "general matters" or equivalent expressions in the agenda of the Shareholders' Meeting is prohibited.

Paragraph 2 - Minutes of the work and resolutions of the Shareholders' Meeting shall be drawn up, which shall be signed by the members of the Board of Directors and by the shareholders present, who make up at least the majority necessary for the resolutions taken.

Article 15. For the benefit of the work carried out at the Shareholders' Meetings, the shareholders or their representatives shall submit, at least five (5) days in advance, in addition to the identity document, as the case may be: (i) the instrument of power of attorney with notarization of the grantor's signature and/or the documents proving the powers of the shareholder's legal representative; and/or (ii) in relation to the shareholders participating in the fungible custody of book-entry shares, the statement containing the respective shareholding, issued by the financial institution responsible for the custody.

Paragraph 1 - Without prejudice to the provisions of the caput of this Article, the shareholder who attends the Shareholders' Meeting with the documents proving his or her status as a shareholder may participate and vote in the conclave.

Paragraph 2 – The Company shall adopt the principle of good faith in the supervision of the documentary regularity of the shareholder's representation.

Article 16. It is incumbent upon the General Assembly, in addition to the other duties provided for by law and in these Bylaws:

(i)	assign share bonuses and decide on possible reverse splits and stock splits;

(ii)	approve stock option or share option plans or stock grant plans to managers and employees or individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to other companies that are directly or indirectly controlled by the Company;

(iii)	to deliberate, in accordance with the proposal presented by the management, on the allocation of profit for the year and the distribution of dividends;

(iv)	to resolve on the Company's delisting from the Novo Mercado;

(v)	to set the remuneration of the Fiscal Council in accordance with the Law and these Bylaws;

(vi)	to approve, under the terms of the Novo Mercado Regulations, the exemption from carrying out a Public Tender Offer in the event of delisting from the Novo Mercado; and

(vii)	approve the execution of operations and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the operation or business corresponds to more than fifty percent (50%) of the value of the Company's total assets contained in its last balance sheet approved at the Shareholders' Meeting.

Article 17. The Shareholders' Meeting shall annually set the amount of the annual global compensation of the Company's managers, including benefits of any nature and representation fees, taking into account their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, and the Board of Directors shall establish the criteria for apportioning the overall compensation among the managers.

Article 18. The General Meeting may suspend the exercise of the rights of the shareholder who fails to comply with a legal or statutory obligation, and the suspension shall cease as soon as the obligation is fulfilled.

Paragraph 1 - Shareholders representing at least five percent (5%) of the capital stock may call the Shareholders' Meeting mentioned in the caput of this Article when the Board of Directors does not respond, within eight (8) days, to the request for a call that they submit, indicating the obligation not complied with and identifying the defaulting shareholder.

Paragraph 2 – It shall be incumbent upon the Shareholders' Meeting that approves the suspension of the shareholder's rights to also establish, among other aspects, the scope and term of the suspension, subject to the prohibitions provided for by law.

Paragraph 3 - The suspension of rights shall cease as soon as the obligation is fulfilled, and the shareholder in question shall notify the Company of such compliance.

IV.        ADMINISTRATION

Section I - Provisions Common to the Management Bodies

Article 19. The Company's Management is the responsibility of the Board of Directors and the Executive Board, with the respective powers conferred by law and by these Bylaws.

Paragraph 1 - The Company's managers are exempt from providing security for the exercise of their positions.

Paragraph 2 - The Company's managers shall be vested in their positions upon signing the term of office in the proper books, which shall include their subjection to the arbitration clause referred to in Article 46, and which shall include their consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph 3 - The act performed by any manager of the Company that involves the Company in obligations related to business and operations unrelated to the corporate purpose is expressly prohibited and will be null and void, without prejudice to the civil or criminal liability, if applicable, to which the violator of this provision will be subject.

Paragraph 4 - The term of office of the Company's management shall extend until the investiture of their respective successors.

Section II - Board of Directors

Article 20. The Board of Directors is composed of at least seven (7) and at most ten (10) sitting members, all elected and removed by the Shareholders' Meeting, with a unified term of office of two (2) years, with reelection permitted.

Paragraph 1 - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be Independent Directors, in accordance with the criteria and rules set forth in the Novo Mercado Regulations.

Paragraph 2 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall proceed with the rounding to the next higher number.

Paragraph 3 - The characterization of the nominees to the Board of Directors as Independent Directors shall be resolved at the Shareholders' Meeting that elects them, which may base its decision on: (i) the statement, forwarded by the nominee to the Board of Directors, attesting to their compliance with the independence criteria established in the Novo Mercado Regulations, including the respective justification, if any of the situations provided for in paragraph 2 of article 16 of the aforementioned Regulation occurs; and (ii) the statement of the Board of Directors, included in the management's proposal regarding the Shareholders' Meeting for the election of managers, as to whether or not the candidate meets the independence criteria.

Paragraph 4 - The procedure provided for in paragraph 3 above does not apply to nominations of candidates for members of the Board of Directors who do not meet the deadline for inclusion of candidates on the ballot paper, as provided for in the regulations issued by the CVM on remote voting.

Paragraph 5 - The Board of Directors shall annually evaluate and disclose who the Independent Directors are, as well as indicate and justify any circumstances that may compromise their independence.

Paragraph 6 - When the members of the Board of Directors are elected, the Shareholders' Meeting shall appoint a Chairman and a Vice-Chairman, who shall replace the former in his absences or impediments, as well as in the event of vacancy.

Paragraph 7 - Whenever the Shareholders' Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal for a complete slate of candidates for the vacancies on the Board of Directors, including nominations for the positions of Chairman and Vice-Chairman of the Board of Directors, which shall be submitted for approval at the Shareholders' Meeting.

Paragraph 8 - If any shareholder wishes to nominate one or more candidates to compose the Board of Directors who are not part of the proposed slate as provided for in Paragraph 7 of this article, such shareholder shall notify the Company proposing another slate to run for the positions on the Company's Board of Directors, in writing and preferably with: at least five (5) days prior to the date set for the Shareholders' Meeting, informing the name, qualification and complete professional curriculum of the candidate(s), and the Company shall provide for its immediate disclosure, by means of a Notice to Shareholders available in the electronic system on the CVM website on the World Wide

Web. The Company will not accept the registration of any slate, nor the exercise of the right to vote in the election of the members of the Board of Directors, in circumstances that constitute a violation of the provisions of the applicable regulations.

Paragraph 9 – The presentation of more than one slate by the same shareholder is prohibited. However, the same person may be a member of two or more slates, including the one proposed under Paragraph 8 above.

Paragraph 10 - In the event that the Company receives a written request for the adoption of the multiple voting process, pursuant to Article 141, Paragraph 1 of the Brazilian Corporation Law, it shall disclose the receipt and content of such request, immediately, by means of a Notice to Shareholders made available in the electronic system on the CVM's website on the World Wide Web or in the manner defined by law or by the CVM.

Paragraph 11 - In the event that the election of the Board of Directors is carried out by multiple voting process, each member of the slates presented pursuant to this Article shall be considered a candidate for the position of director.

Paragraph 12 - Whenever the election has been held by multiple voting, the dismissal of any member of the Board of Directors by the Shareholders' Meeting shall result in the dismissal of the other members, and a new election shall be held.

Paragraph 13 - In the event of vacancy in the positions of sitting members of the Board of Directors, the remaining members shall appoint a substitute who shall hold the position until the next Shareholders' Meeting, at which time the Board shall elect a new member to complete the term of office. In the event of concomitant vacancies exceeding one third (1/3) of its members, the General Meeting shall be convened, within thirty (30) days of this event, for the election of substitutes, whose term of office shall coincide with that of the other directors.

Paragraph 14 – The members of the Board of Directors shall have an unblemished reputation, and those who, except as approved at the Shareholders' Meeting, may not be elected if they (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent a conflicting interest with the Company. If, after the election of the member of the Board of Directors, any fact that constitutes an impediment to the exercise of the position of director, provided for in the Brazilian Corporation Law or in this paragraph, occurs, the member who is subject to the impediment is obliged to immediately submit his or her resignation to the Chairman of the Board of Directors

Subsection II.1 - Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, at least eight (8) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, and minutes of these meetings shall be drawn up in its own book.

Paragraph 1 - The meeting of the Board of Directors shall be convened in writing, by letter, telegram, e-mail or other form that allows proof of receipt of the call by the addressee, and shall contain, in addition to the place, date and time of the meeting, the agenda.

Paragraph 2 - The meetings of the Board of Directors shall be convened at least five (5) business days in advance. On the same date as the call for the meeting, the materials and documents necessary for the consideration of the matters on the agenda of the Board of Directors' meeting shall be made available to the directors.

Paragraph 3 - Regardless of the convening formalities, the meeting attended by all members of the Board of Directors shall be considered regular.

Paragraph 4 - The meetings of the Board of Directors shall be convened, on first call, with the presence of at least two-thirds (2/3) of its members. On a second call, which shall be the subject of a new communication to the directors pursuant to Paragraph 1 of this Article, sent immediately after the date designated for the first call, the meeting shall be held with the presence of a simple majority of the directors.

Paragraph 5 - If necessary, the Board of Directors may hold meetings or the directors may participate in the Board of Directors' meetings by telephone, videoconference, electronic resolution, or other means of communication that may ensure the effective participation and authenticity of their vote. In this circumstance, the director shall be deemed to be present at the meeting, and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of said meeting.

Paragraph 6 - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or any management bodies, exercise the vote or, in any way, intervene in matters in which he/she is, directly or indirectly, in a situation of interest conflicting with the interests of the Company, under the terms of the Law.

Paragraph 7 - The resolutions of the Board of Directors shall be taken by majority vote of those present, and the Chairman of the Board of Directors shall have the casting vote in the event of a tie.

Paragraph 8 - The minutes of the meetings of the Board of Directors shall be clearly written and shall record the decisions taken, the persons present, the dissenting votes and the abstentions from voting.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed in writing, who, in addition to his or her own vote, shall express the vote of the absent or temporarily impeded director.

Paragraph 1 - In the event of the absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice-Chairman.

Paragraph 2 - In the event of the absence or temporary impediment of the Vice-Chairman, it shall be incumbent upon the Chairman to appoint, from among the other members of the Board of Directors, his substitute.

Subsection II.2 - Competence

Article 23. It is incumbent upon the Board of Directors, in addition to the other duties provided for in the legislation and in these Bylaws:

(i)	to establish the general orientation of the Company's business, considering the impacts of the Company's activities on society and the environment, aiming at the Company's continuity and the creation of value in the long term;

(ii)	define the Company's values and ethical principles and ensure the maintenance of the Company's transparency in its relationship with all stakeholders;

(iii)	elect and dismiss the members of the Executive Board of the Company or its subsidiaries, directly or indirectly, and establish their duties, subject to the provisions of these Bylaws;

(iv)	supervise the management of the members of the Executive Board, examine the Company's books and papers at any time, request information on contracts entered into or in the process of being entered into and any other acts;

(v)	convene the General Meeting when it deems it appropriate and, in the cases, provided for by law;

(vi)	to express its opinion on the Management report, the accounts of the Executive Board and the financial statements for each fiscal year;

(vii)	distribute among the members of the Board of Directors and the Executive Board the annual global compensation established by the General Meeting and establish the criteria for profit sharing of employees and managers, in compliance with the provisions of these Bylaws;

(viii)	authorize the incorporation and dissolution of companies directly or indirectly controlled by the Company;

(ix)	appoint and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x)	propose to the Shareholders' Meeting the issuance of new shares of the Company above the authorized capital limit;

(xi)	except in the event that the Shareholders' Meeting is competent, pursuant to the regulations issued by the CVM, to resolve on (a) the acquisition of shares issued by the Company for maintenance in treasury or for use in plans approved by the Shareholders' Meeting; and (b) the eventual sale or cancellation of such shares;

(xii)	to resolve on the issuance by the Company or its subsidiaries, directly or indirectly, of debentures not convertible into shares, commercial paper and other similar credit securities;

(xiii)	resolve on the issuance by the Company of shares, subscription warrants and debentures convertible into shares, within the limit of the authorized capital, setting the amount, the conditions of payment and the respective subscription and premium prices, as well as whether the preemptive right will be granted to the shareholders or the term for their exercise will be reduced; as authorized by applicable law;

(xiv)	to resolve on the preparation of the Company's half-yearly balance sheets or for shorter periods, as well as to declare interim dividends to the profit account ascertained in these balance sheets, or to the Retained Earnings or Profit Reserve Account existing in the last annual or half-yearly balance sheet, in the manner provided for by law and/or the distribution of capital interest, as provided for in Law No. 9,249, of December 26, 1995, as amended;

(xv)	approve the Company's dividend payment policy;

(xvi)	to propose to the Ordinary General Meeting, subject to the limits established in Article 35, sole paragraph, of these Bylaws, the amounts to be paid as statutory participation of employees and managers in the profits of each fiscal year, as well as to define the criteria for the distribution of such amounts;

(xvii)	authorize the practice of reasonable gratuitous acts by the Company, for the benefit of any person or entity, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xviii)	to submit a proposal for approval at the Shareholders' Meeting of a stock option grant plan or share concession plan to its managers or employees, or to individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to its subsidiaries, directly or indirectly, within the limit of the authorized capital; the Board of Directors is responsible for the administration of said plan, including the granting of options and concessions of shares within the scope of such plans;

(xix)	authorize changes in the negotiability and issuance of American Depositary Receipts (ADRs) by the Company or its subsidiaries, directly and indirectly;

(xx)	approve its bylaws, which shall provide, at least, for the following matters: (i) the duties of the Chairman of the Board of Directors; (ii) the rules for replacing the Chairman of the Board of Directors in his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interest; (iv) the definition of a sufficient period of notice for the receipt of materials for discussion at the meetings, with adequate depth; and (v) the possibility of holding exclusive sessions with external directors during the meetings of the Board of Directors, without the presence of the members of the Executive Board and other guests;

(xxi)	to set up technical or advisory committees, of a non-deliberative nature, to perform specific tasks or for generic activities of interest to the Company, under the terms and conditions defined by the Board of Directors. The committees may act, among others, in the following areas: (i) strategic and financial, (ii) corporate governance, conduct and ethics, and (iii) compensation of managers and executive development;

(xxii)	monitor the fulfillment of the duties of the committees that may be created to advise the Board of Directors, approve their respective regulations and evaluate the opinions and reports issued by them, under the terms of the legislation in force and these Bylaws;

(xxiii)	establish mechanisms for periodic evaluation of the performance of its members, with the objective of contributing to the improvement and effectiveness of the Company's governance, and may hire external experts for the evaluation process;

(xxiv)	prepare and make public a reasoned opinion containing an opinion in favor of or against the acceptance of any and all corporate restructuring, capital increase and other operations that give rise to the change of control, within fifteen (15) days of the disclosure of all the conditions of the operation that results in the change of control, in which it will be stated whether such operation ensures fair and equitable treatment to the Company's shareholders;

(xxv)	prepare and make public a preliminary reasoned opinion containing an opinion in favor of or against the acceptance of any and all tender offers that have as their object the shares or securities convertible or exchangeable for shares issued by the Company, within fifteen (15) days of the publication of the notice of the tender offer, or securities convertible into shares or exchangeable for shares issued by the Company, in which the following shall be stated: (a) on the convenience and opportunity of the tender offer for the acquisition of shares, or securities convertible into shares or exchangeable for shares issued by the Company, regarding the interest of the Company and all of its shareholders and in relation to the price and potential impacts on the Company. liquidity of the securities held by it; (b) regarding the strategic plans disclosed by the offeror in relation to the Company; and (c) any alternatives to the acceptance of the tender offer for the acquisition of shares, or securities convertible into shares or exchangeable for shares issued by the Company, available in the market;

(xxvi)	submit to the Shareholders' Meeting proposals for amendments to the Company's Bylaws, which relate to the Company's duration, corporate purpose, capital increases or reductions, issuance of securities and/or securities, exclusion of the preemptive right in the subscription of shares and/or other securities, dividends, capital interest, powers and duties of the Shareholders' Meeting, structure and duties of the Board of Directors and the Executive Board, and respective quorums for resolutions;

(xxvii)	approve the Company's annual demobilization plan proposed by the Executive Board, as well as the acquisition, assignment, transfer, sale and/or encumbrance of real estate of the Company or of controlled or affiliated companies, directly or indirectly, which are not detailed in the Demobilization Plan already approved, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxviii)	approve a proposal for spin-off, merger, merger in which the Company or subsidiaries and affiliated companies, directly or indirectly, are part of or of the Company itself, as well as its transformation or any other form of corporate restructuring;

(xxix)	to resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial reorganization of the Company or of controlled and affiliated companies, directly and indirectly, as well as financial reorganizations related thereto;

(xxx)	approve the acquisition, assignment, transfer, sale and/or encumbrance of non-current assets (except real estate) of the Company or of directly or indirectly controlled or affiliated companies, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxi)	authorize the granting of guarantees, real or fiduciary, commercial pledges, mortgages, sureties and sureties, as well as the contracting of surety bonds or letters of guarantee as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxii)	authorize the Executive Board to offer products and movable and immovable assets of the Company or of subsidiaries or affiliated companies, directly or indirectly, as collateral to financial institutions when contracting financing or as collateral for lawsuits, whenever such acts result in obligations for the Company or for subsidiaries or affiliated companies, directly or indirectly as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiii)	approve the contracting with third parties of indebtedness operations of the Company or of subsidiaries or affiliated companies, directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiv)	approve the Company's financial risk management policy, establishing the main conditions for contracting hedging operations (assets and liabilities), which must contain, at least, the following specifications: hedging objective, risk factors, eligible instruments, limits and scopes;

(xxxv)	approve the issuance, acquisition, assignment, transfer, sale and/or encumbrance, in any capacity or form by the Company or by controlled or affiliated companies, directly or indirectly, of equity interests and/or any securities in any companies (including waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, subsidiaries or affiliates), as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxvi)	approve and define, in advance, the acts to be performed by the Company's Executive Board at General Meetings and/or Partners' Meetings of subsidiaries,

affiliates or investees, directly or indirectly, as shareholders and/or partners of such companies, as defined in the Company's Authority Policy, to be approved by the Board of Directors or that involve reputational and strategic aspects for the Company;

(xxxvii)	subject to the provisions of Article 16, item (vii) of these Bylaws, to approve the execution of operations and business of any nature with related parties, in accordance with the provisions of the Company's Policy on Transactions with Related Parties and Other Situations of Conflict of Interest, as approved by the Board of Directors;

(xxxviii)	approve (i) the Code of Conduct; (ii) the Securities Trading Policy, and (iii) the Contributions and Donations Policy, which shall comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Corporate Governance Code;

(xxxix)	approve the integrated general annual and multi-year capital budgets (operating budgets, investment budgets and cash flow budgets) of the Company and its subsidiaries and affiliates, setting the investment policy and the business strategy. The integrated general annual budget shall always be adopted by the last day of the year preceding the calendar year to which it relates and shall cover the twelve months of the following financial year. At any time during the calendar year, the Company's budget shall cover a minimum period of six (6) months. The execution and implementation of the approved budget will be reviewed monthly at the ordinary meetings of the Board of Directors;

(xl)	approve the execution of any contracts or agreements (except for contracting indebtedness) involving the normal course of activities of the Company or of controlled companies, directly or indirectly, including, but not limited to, contracts for the provision of services, consulting or supply, as defined in the Company's Authority Policy, to be approved by the Board of Directors, as well as approving the termination of the contract or the execution of addendums to the contracts already signed that entail a new obligation of equal value;

(xli)	approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar involving patents, production processes and/or technology, copyrights, domain names, trademarks registered or deposited in the name of the Company or any company controlled or affiliated by it, directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors, except: (a) if carried out between the Company and wholly controlled companies, except in cases of sale and/or definitive assignment, which must be approved by the Board of Directors; and (b) to authorize the use of trademarks by controlled or affiliated companies.

Section III - The Executive Board

Article 24.The Executive Board, whose members are elected and removed at any time by the Board of Directors, shall be composed of at least two (2) and at most fifteen (15) members, elected for a period of two (2) years, with the possibility of renewal, being one (1) Global Chief Executive Officer and one (1) Chief Financial and Investor Relations Officer and the other Vice President Officers with designation and functions to be proposed to the Board of Directors by the Officer Global President, pursuant to Article 26 below, all professionals who meet the parameters indicated in Paragraphs 2 and 3 below.

Paragraph 1 - The positions of Chairman of the Board of Directors and Global Chief Executive Officer may not be held by the same person.

Paragraph 2 - The election of the Executive Board shall be carried out by the Board of Directors, which may choose from among the candidates pre-selected by the Global Chief Executive Officer. To this end, the Global Chief Executive Officer shall send to the Board of Directors a copy of the curriculum vitae of the nominated candidate, together with the terms of his or her employment and all other information necessary to prove the qualification set forth in Paragraph 3 of this Article. If the Board of Directors does not approve the nominations submitted, new names shall be appointed by the Global Chief Executive Officer until they are approved by the Board of Directors.

Paragraph 3 - The Executive Board shall be composed exclusively of professionals who have proven academic and practical training, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. The Executive Board is responsible for:

(i)	authorize the opening, closure or change of address of branches, agencies, warehouses, offices or any other establishments of the Company, in the country or abroad;

(ii)	submit, annually, to the Board of Directors, the Management Report and the accounts of the Executive Board, together with the report of the independent auditors, as well as the proposal for the allocation of the profits calculated in the previous year;

(iii)	prepare and propose to the Board of Directors annual and multiannual budgets, strategic plans, expansion projects and investment programmes;

(iv)	approve corporate rules that govern the other areas of approval and responsibilities for the management acts necessary to conduct the Company's activities, defining the limits of competence for the various decision-making processes, according to the Company's hierarchical levels and always observing the rules established in the Authority Policy approved by the Board of Directors;

(v)	decide, at the request of the Global Chief Executive Officer, on any matter that does not fall within the exclusive competence of the General Meeting or the Board of Directors;

(vi)	subject to the provisions of Article 16, item (vii) of these Bylaws, to approve the execution of certain operations and business with Related Parties, in accordance with the provisions of the Company's Policy on Transactions with Related Parties and Other Situations of Conflicts of Interest;

(vii)	prepare the draft for subsequent submission to the Board of Directors (i) of the Code of Conduct; (ii) the Risk Management Policy, (iii) the Securities Trading Policy, (iv) the Related Party Transaction Policy, and (v) the Contributions and Donations Policy, which must comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Corporate Governance Code.

Article 26. In addition to other duties set forth in these Bylaws, it is incumbent upon, for example:

(i) To the Global Chief Executive Officer:

a.	convene and preside over the meetings of the Executive Board;

b.	represent the Executive Board at the meetings of the Board of Directors;

c.	submit to the Board of Directors for deliberation the proposals of the Executive Board regarding the Company's annual and multi-year budgets, strategic plans, expansion projects and investment programs;

d.	supervise and guide the conduct of financial, social and sustainability business and the activities of the other Executive Officers;

e.	present to the Board of Directors the financial statements, annual and multi-annual budgets, and investments, financial planning and cash flow; and

f.	to propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that it deems necessary.

(ii) To the Chief Financial and Investor Relations Officer:

a.	prepare, together with the other members of the Executive Board and under the coordination of the Global Chief Executive Officer, the budgets to be submitted for approval by the Board of Directors and be responsible for controlling the execution of these budgets, especially with regard to the control of cash flow;

b.	guide the execution of the economic and financial policy, supervising the economic and financial activities, in accordance with the determinations of the Board of Directors; and

c.	organize and coordinate the information system necessary for its operations, as well as supervise all the Company's controllership activities.

d.	represent the Company before the CVM and other capital market entities and financial institutions, as well as regulatory bodies and stock exchanges, domestic and foreign, in which the Company has securities listed, in addition to enforcing the regulatory rules applicable to the Company with regard to the records kept with the CVM and with the regulatory bodies and stock exchanges on which the Company has securities listed and administering the investor relations; and

e.	monitor the Company's shareholders' compliance with the obligations set forth in Chapter VIII of these Bylaws and report to the Shareholders' Meeting and/or the Board of Directors, when requested, its conclusions, reports and diligences.

(iii) To the other Vice-Chief Executive Officers, whose designation shall be given by the Board of Directors at the suggestion of the Global Chief Executive Officer:

a.	guide, coordinate and supervise the specific activities under its responsibility; and

b.	carry out specific duties assigned to them by decision of the Global Chief Executive Officer.

Subsection III.2 – Company Representation

Article 27. The Executive Board, within the limits established by Law and by these Bylaws, is vested with general management powers, which enable the practice of all acts necessary for the regular operation of the Company, with a view to achieving its corporate objectives.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, will be responsible for:

(i)	any two (2) members of the Board of Executive Directors jointly;

(ii)	any member of the Executive Board, together with an attorney-in-fact with specific powers; or

(iii)	two prosecutors with specific powers, always acting together.

Paragraph 1 - The Company may be represented by only one Officer or one attorney-in-fact with specific powers in the practice of the following acts:

(i)	representation of the Company in Shareholders' Meetings and meetings of shareholders of companies in which it participates;

(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public agencies, mixed-capital companies, boards of trade, Labor Courts, INSS, FGTS and their collection banks, and others of the same nature.

Paragraph 2 - Acts for which these Bylaws require prior authorization from the Board of Directors shall only be valid once this requirement is fulfilled.

Paragraph 3 - The Executive Board, through two of its members and by means of competent instruments, may appoint representatives with specific powers to act on behalf of the Company, with a term of office for a fixed term to be established on a case-by-case basis, except for judicial mandates, which may be granted for an indefinite period. In any case, the limitations and restrictions mentioned in this Article and those established by the Board of Directors shall be respected.

Subsection III.3 – Board Meetings

Article 29. The Executive Board shall hold meetings whenever necessary, and minutes of these meetings shall be drawn up in its own book.

Paragraph 1 - The resolutions of the Executive Board shall be taken by majority vote, and the Global Chief Executive Officer, or his substitute, shall have the casting vote.

Paragraph 2 - The minimum quorum for the installation of the meetings of the Executive Board is 2/3 (two-thirds) of its members.

Paragraph 3 - If necessary, the holding of meetings or the participation of the members of the Executive Board in the meetings of said body by telephone, videoconference, electronic deliberation, or other means of communication that may ensure the effective participation and authenticity of their vote is permitted. In this case, the member of the Board of Executive Directors shall be deemed to be present at the meeting, and his/her vote shall be considered valid for all legal purposes and shall be incorporated into the minutes of said meeting.

Paragraph 4 - In the event of absences or temporary impediments, the members of the Executive Board shall replace each other, as indicated by the Global Chief Executive Officer. In the event of a vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill the vacancy, whose term of office shall coincide with that of the other members of the Executive Board or (b) cumulate the respective function or (ii) shall resolve on the non-filling, temporary or permanent, of the position left vacant, provided that this position is not the position of Global Chief Executive Officer, Chief Financial Officer or Investor Relations Officer.

V. FISCAL COUNCIL

Article 30. The Company will have a permanent Fiscal Council, composed of three (3) sitting members and an equal number of alternates, elected by the Shareholders' Meeting, who will hold their positions until the first Ordinary Shareholders' Meeting to be held after their election, and their reelection is permitted, with the attributions, competence and remuneration provided for by Law.

Paragraph 1 - The election of the members of the Fiscal Council shall be held by majority resolution, and the three (3) candidates, and their respective alternates, who receive the highest number of votes at the Shareholders' Meeting, shall be elected, pursuant to the provisions of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, minority shareholders are ensured, provided that they jointly represent ten percent (10%) or more of the shares issued by the Company, the right to elect, in a separate vote, one (1) member and respective alternate member of the Company's Fiscal Council.

Paragraph 2 - The members of the Fiscal Council shall be vested in their positions upon signing the term of office in the proper book, which shall contain their agreement to all manuals, codes, regulations and internal policies of the Company, and their subjection to the arbitration clause referred to in Article 46.

Paragraph 3 - The Fiscal Council shall meet periodically, in accordance with its Internal Regulations, and the minutes of these meetings shall be drawn up in its own book.

Paragraph 4 - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall operate in accordance with the Internal Regulations approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council, the requirements set forth in the applicable legislation, the provisions of these Bylaws and the Internal Regulations of the Fiscal Council must be observed.

Paragraph 1 - The same obligations and prohibitions imposed by the Law and by these Bylaws on the Company's managers shall apply to the members of the Fiscal Council.

Paragraph 2 - In the event of the absence or vacancy of the position of effective member of the Fiscal Council, the respective alternate shall take his or her place. In the event of a vacancy in the position of a sitting member and his/her respective alternate, the General Meeting shall be convened to elect a member for the position.

Paragraph 3 - Subject to the requirements and obligations contained in these Bylaws, as well as in other applicable legal provisions, the members of the Company's Fiscal Council may be elected by the Board of Directors to also be members of the Audit and Integrity Committee.

VI. AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have a permanent Audit and Integrity Committee, composed of at least three (3) and at most five (5) members, most of whom are independent members and at least one (1) of its members are not members of the Board of Directors, subject to the requirements set forth in the applicable regulations, especially CVM Instruction No. 509/11. At least one of the independent members of the Board of Directors shall be appointed to the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee may belong to the Executive Board.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for a term of two (2) years and shall hold office for a maximum of ten (10) years and may be dismissed at any time. In the case of a member of the Committee who is also a member of the Board of Directors, the term of office will end concurrently with the term of office of director

Paragraph 1 - The exercise of the activities of the members of the Audit and Integrity Committee shall comply with the rules set forth in Brazilian law, especially CVM Instruction 509/11, and in the United States, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission (SEC).

Paragraph 2 - At least one of the members of the Audit and Integrity Committee must have proven knowledge in the areas of corporate accounting, auditing and finance, which characterizes him/her as a financial specialist. The same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent director.

Paragraph 3 - The Audit and Integrity Committee shall have the following duties: 1) to give an opinion on the hiring and dismissal of the independent external auditor to conduct an independent external audit or for any other service; 2) supervise the activities: (a) of the independent auditors, in order to assess their independence, the quality and adequacy of the services provided to the Company's needs; (b) the Company's internal controls area; (c) the Company's internal audit area; and (d) the area of preparation of the Company's financial statements; 3) monitor the quality and integrity: (a) of internal control mechanisms; (b) the Company's quarterly information, interim statements and financial statements; and (c) information and measurements disclosed on the basis of adjusted accounting data and non-accounting data that add elements not anticipated in the structure of the usual reporting of the financial statements; 4) evaluate and monitor the Company's risk exposures, and may also require detailed information on policies and procedures related to: (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company; 5) evaluate and monitor, together with the management and the internal audit area, the adequacy of the transactions with related parties carried out by the Company and their respective disclosures; 6) evaluate, monitor and recommend to management the correction or improvement of the Company's internal policies, including the Policy on Transactions between Related Parties; 7) evaluate the Company's compliance practices and propose improvements; 8) evaluate and discuss the annual work plan of the independent external auditor and submit it to the Board of Directors for consideration; and 9) prepare a summary annual report, to be presented together with the financial statements, containing a description of: (a) its activities, the results and conclusions achieved and the recommendations made; and (b) any situations in which there is a significant divergence between the Company's management, the independent external auditors and the Audit and Integrity Committee in relation to the Company's financial statements.

Paragraph 4 - The Audit and Integrity Committee shall be an advisory body directly linked to the Board of Directors.

Paragraph 5 - On the occasion of the election of the members of the Audit and Integrity Committee, the Board of Directors shall appoint the person who shall exercise the function of Coordinator of the body.

Paragraph 6 - The Audit and Integrity Committee shall meet at least every two (2) months, and whenever necessary, so that the Company's accounting information shall always be assessed by it before its disclosure.

Paragraph 7 - The internal regulations of the Audit and Integrity Committee shall be approved by the Board of Directors and shall describe in detail its functions, as well as its operating procedures. The internal regulations of the Audit and Integrity Committee shall also define the functions and activities of the Coordinator of the body.

Paragraph 8 - The Audit and Integrity Committee shall have the means to receive, retain and respond to complaints, including confidential ones, internal and external to the Company, in relation to non-compliance with legal and normative provisions applicable to the Company (including accounting, internal controls and auditing matters), as well as internal regulations and codes, including the provision of specific procedures for the protection of the provider and the confidentiality of the information.

Paragraph 9 - The Board of Directors shall define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budgetary allocation, on an annual or project-by-project basis, to conduct or determine the conduct of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts, remunerate such experts and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph 10 - The meetings of the Audit and Integrity Committee shall be recorded in minutes, and decisions/recommendations shall be made with favorable votes of 2/3 of its members.

Paragraph 11 - The coordinator of the Audit and Integrity Committee, accompanied by other members when necessary or convenient, shall: (i) meet with the Board of Directors and the Fiscal Council; and (ii) attend the Ordinary General Meeting and, when necessary, the Extraordinary General Meetings of the Company.

Paragraph 12 - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Company's managers, pursuant to the Brazilian Corporation Law.

VII. FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year, and, at the end of the fiscal year, the Company shall prepare the financial statements provided for in the Brazilian Corporation Law for publication and consideration by the Shareholders' Meeting.

Article 35. From the result of each fiscal year, any accumulated losses and the provision for Income Tax will be deducted before any participation.

Sole Paragraph - After the deductions referred to in this Article have been made, the Shareholders' Meeting may assign to the employees and managers, successively and in that order:

(i)	the statutory participation of the Company's employees up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii)	the statutory participation of the managers, up to the legal maximum limit.

Article 36. After deducting the shares mentioned in Article 35 above, the net income for the year will be successively allocated as follows:

(i)	5% (five percent) for the constitution of a Legal Reserve until it reaches 20% (twenty percent) of the Capital Stock;

(ii)	twenty-five percent (25%) as a mandatory minimum dividend, adjusted in accordance with Article 202 of the Brazilian Corporation Law, to be attributed to all of the Company's shares;

(iii)	20% (twenty percent) for the constitution of reserves for capital increase, up to the limit of 20% (twenty percent) of the Capital Stock;

(iv)	up to fifty percent (50%) to constitute the expansion reserve, until it reaches eighty percent (80%) of the Capital Stock, for the purpose of ensuring investments in permanent assets, or increases in working capital, including through amortization of the Company's debts, regardless of profit withholdings linked to the capital budget, and its balance may be used: (i) to absorb losses, whenever necessary; (ii) the distribution of dividends, at any time; (iii) in the redemption, redemption or purchase of shares, authorized by Law; and (iv) incorporation into the Capital Stock, including through bonuses on new shares.

Article 37. Except for the resolutions of the Shareholders' Meeting to the contrary, the payment of dividends and interest on shareholders' equity shall be effective within sixty (60) days from the date of the respective resolution.

Paragraph 1 - By resolution of the Board of Directors, pursuant to Article 23 above, the Company may draw up half-yearly balance sheets or balance sheets related to shorter periods, as well as declare dividends and/or interest on shareholders' equity on account of profits ascertained in these balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet. in the manner provided for by law.

Paragraph 2 – Interim dividends and interest on equity declared in each fiscal year may be imputed to the mandatory dividend of the fiscal year's results.

Article 38. Dividends not received or claimed shall lapse within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company.

VIII. THE SALE OF SHAREHOLDER CONTROL, THE CANCELLATION OF THE REGISTRATION AS A PUBLICLY HELD COMPANY AND THE DELISTING FROM THE NOVO MERCADO

Article 39. The sale of control of the Company, directly or indirectly, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer

("Tender Offer") with the object of the shares issued by the Company held by the other shareholders, observing the conditions and deadlines set forth in the legislation and regulations in force and in the Novo Mercado Regulation, in order to ensure equal treatment to that given to the seller.

Paragraph 1 - For the purposes of these Bylaws, control and its related terms are understood to be the power effectively used by the shareholder to direct the corporate activities and guide the operation of the company's bodies, directly or indirectly, in fact or in law, regardless of the shareholding interest held.

Paragraph 2 - In the event of an indirect sale of control, the acquirer shall disclose the amount attributed to the Company for the purposes of setting the price of the Tender Offer, as well as disclose the justified statement of such amount.

Paragraph 3 - The Tender Offer shall comply with the conditions and deadlines set forth in the legislation and regulations in force and the Novo Mercado Regulations.

Article 40. After a sale of control of the Company and the subsequent execution of a Tender Offer, the acquirer of control, when necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided for in the Novo Mercado Regulations, within eighteen (18) months following the acquisition of the controlling power.

Article 41. The Company's delisting from the Novo Mercado, whether by voluntary, compulsory act or due to corporate reorganization, must comply with the rules contained in the Novo Mercado Regulations.

Article 42. Without prejudice to the provisions of the Novo Mercado Regulations, the voluntary delisting from the Novo Mercado must be preceded by a tender offer that complies with the procedures set forth in the regulations issued by the CVM on Tender Offers for cancellation of registration as a publicly-held company and the following requirements: (i) the price offered must be fair, and it is possible to request a new valuation of the Company in the manner established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares must accept the Tender Offer or expressly agree to delist from the Novo Mercado without the sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the execution of the Tender Offer mentioned in this Article, in the event of a waiver approved by the Shareholders' Meeting, subject to the rules and conditions of the Novo Mercado Regulations.

Article 43. Without prejudice to the provisions of the Novo Mercado Regulations, the compulsory delisting from the Novo Mercado shall be preceded by a Tender Offer that complies with the procedures set forth in the regulations issued by the CVM on public offers for the acquisition of shares for cancellation of registration as a publicly-held company and the requirements established in the caput of Article 42.

Sole Paragraph. In the event that the percentage of acquisition of shares that authorize the delisting from the Novo Mercado is not reached, after the Tender Offer provided for in the caput, the shares issued by the Company will still be traded for a period of six (6) months on the Novo Mercado, counted from the date of the Tender Offer auction, without prejudice to the application of any sanctions by B3.

Article 44. The formulation of a single Tender Offer is permitted, aiming at more than one of the purposes set forth in this Chapter VIII, in the Novo Mercado Regulations, in the corporate legislation or in the regulations issued by the CVM, provided that it is possible to make the procedures of all types of Tender Offer compatible and there is no prejudice to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Article 45. The shareholders responsible for carrying out the Tender Offer provided for in this Chapter VIII, in the Novo Mercado Listing Regulations or in the regulations issued by the CVM may ensure its execution through any shareholder or third party.

Sole Paragraph. The Company or the shareholder, as the case may be, are not exempt from the obligation to carry out the Tender Offer that is their responsibility until it is concluded in compliance with the applicable rules.

IX. THE ARBITRAL AWARD

Article 46. The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, in the Market Arbitration Chamber, in accordance with its rules, any and all disputes that may arise between them, related to or arising from their status as issuer, shareholder, manager or member of the Fiscal Council, as the case may be. and, in particular, the application, validity, effectiveness, interpretation, violation and their effects, resulting from the provisions contained in Law No. 6,385/1976, the Brazilian Corporation Law, the rules issued by the National Monetary Council, the Central Bank of Brazil or the CVM, as well as other rules applicable to the operation of the capital market in general and those contained in the Novo Mercado Regulation, of the other regulations of B3 and of the Novo Mercado participation agreement, as well as of the Arbitration Rules of the Market Arbitration Chamber, to be conducted in accordance with the latter Rules.

X. THE LIQUIDATION OF THE COMPANY

Article 47. The Company will enter into liquidation in the cases determined by law, and the Shareholders' Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during this period, in compliance with the legal formalities.

XI. GENERAL PROVISIONS

Article 48. The Company shall comply with the shareholders' agreements filed at the headquarters, and the members of the board of directors of the shareholders' meeting or of the meetings of the Board of Directors are expressly prohibited from accepting the explanation of vote of any shareholder, signatory of a shareholders' agreement duly filed at the headquarters, or of a member of the Board of Directors elected by the signatories of such agreement, that is issued in disagreement with what has been agreed in said agreement, and the Company is also expressly prohibited from accepting and proceeding with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to the subscription of shares and/or other securities that do not comply with what is provided for and regulated in the shareholders' agreement filed at the company's headquarters.

Exhibit II to the Minutes of the Ordinary and Extraordinary General Meeting of BRF S.A. held on March 28, 2024.

PROTOCOL AND JUSTIFICATION FOR THE INCORPORATION OF VIP S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS BY BRF S.A.

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[Protocol of incorporation of VIP S.A.]

Exhibit III to the Minutes of the Ordinary and Extraordinary General Meeting of BRF S.A. held on March 28, 2024.

PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF PSA

VETERINARY LABORATORY LTD. BY BRF S.A.

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[Protocol of incorporation of PSA Ltda.]